Exhibit 3.2

Article VIII, Section 1. Amendments to Bylaws. Except as otherwise provided in the Articles of Incorporation: (a) the Board of Directors is expressly authorized (in furtherance and not in limitation of the powers conferred by statute) to amend, repeal or rescind any provision of these Bylaws or to adopt new Bylaws, in whole or in part, including any bylaws or any provision of these Bylaws adopted by the Stockholders unless the Stockholders adopt a bylaw or a provision of these Bylaws and specify that it shall not be amended by the Board of Directors; and (b) the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding voting power of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the Stockholders of the Corporation to amend, repeal or rescind, in whole or in part, any provision of these Bylaws (including, without limitation, this Section 1 of Article VIII) or to adopt any new provision of these Bylaws.